

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 18, 2018

Kenneth R. Trammell
Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

> **Re: Tenneco Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K**
> **Filed October 27, 2017**
> **File No. 001-12387**

Dear Mr. Trammel:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief
                         Office of Transportation and Leisure